Exhibit 99.1

PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES

OCTOBER 2014 MONTHLY DISTRIBUTION

TORONTO, September 19, 2014 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.1033 per trust unit payable on October 15, 2014 to holders of Trust units of record at the close of business on September 30, 2014.

Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, as well as a 980,000-square-foot office tower currently under development in Toronto. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com